November 13, 2024

Jeff Miller
Chief Executive Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

        Re: Synchronoss Technologies, Inc.
            Definitive Proxy Statement on Schedule 14A
            Response dated October 11, 2024
            File No. 001-40574
Dear Jeff Miller:

        We have reviewed your October 11, 2024 response to our comment letter and have the following comment(s).

        Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 26, 2024 letter.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 55

1. We note from your response to prior comment 1 that a portion of the Performance
       Based Cash Units were not earned for the 2021-2023 performance period. As it appears that a portion of the Performance Based Cash Units failed to vest because performance metrics were not met, tell us how you considered subtracting the fair value of these awards under Item 402(v)(2)(iii)(C)(1)(v) of Regulation S-K, and disclosing in a footnote to the table such deducted amount pursuant to
Item 402(v)(3).
       Refer to Regulation S-K Compliance and Disclosure Interpretations 128D.04 and
       128D.17. With your response, please tell us whether you had determined that a portion of the Performance Based Cash Units were not earned for the 2021-2023 performance period at the end of the 2023 fiscal year and would not vest in the future.
 November 13, 2024
Page 2

      To this point, we note your disclosure starting on page 36 appears to quantify the number of Performance Based Cash Units earned by each of your named executive officers for the 2021-2023 performance period. For guidance, please also refer to
      Regulation S-K Compliance and Disclosure Interpretation 128D.19.
       Please contact Charlotte Young at 202-551-3280 or Daniel Crawford at 202-551-7767
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program
cc:   Christina Gabrys, Esq.